Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Subject Company's Commission File No.:  1-13647

Talking Points

TOPIC	POINTS
What is being announced today?
•That Hertz Global Holdings, Inc. and Dollar Thrifty Automotive Group have signed a definitive agreement providing for Hertz to acquire Dollar Thrifty for a purchase price of $41.00 per share, in a mix of cash and Hertz common stock, based on Friday’s closing stock price.

What are the specific financial terms of the acquisition?	•Refer employees to the Hertz press release.
Were we trying to sell the company? Do we think this transaction is in the best interest of our shareholders?
•We were not for sale, but as we have told you in the past, our Board of Directors is legally obligated to do what is in the best interest of the Company and its shareholders.  Last Wednesday morning, Hertz made an unsolicited proposal to us and during the course of the week; we and they agreed on a transaction that our Board is recommending to our shareholders for approval.  Management supports that decision.  We will get access to more resources, including greater technology, and a broader base of revenues, that will allow us to provide improved services and grow more rapidly than as a standalone company.  We are confident that it is Hertz’s intention to grow our brands in the years ahead.

Why would Hertz want to buy Dollar Thrifty?
•Our understanding is that Hertz as a brand wants to maintain their premium service and attention to the business customer.  Hertz has had as one of their top strategic objectives to grow their presence in the value market on the leisure side of car rentals. Dollar and Thrifty serve customers in the “value” markets; our customer base is not a significant competitor of, or in the same markets as Hertz or Advantage.  DTG’s brands compete directly against Enterprise, Alamo and Budget.  The acquisition of DTG gives them an immediate and large customer base in the mid-tiered value segment.
•Advantage primarily competes in another segment of the leisure market – those customers who are primarily price focused and less concerned about frills –against operations such as Payless, Fox and numerous other rental car companies.  Their strategies will continue to include growing Advantage.
•DTG also has operations in the off-airport business, which allows Hertz further market penetration into that growing segment.

What will Hertz do with the Dollar Thrifty brands?
•Our understanding is that Hertz’s intention is to position Dollar and Thrifty between Hertz and Advantage, enabling the combined companies to compete even more effectively against other multi-brand competitors.  The transaction also supports the expansion plans of Hertz internationally – particularly their European leisure strategy.  Hertz expects to continue to operate both the Dollar and Thrifty brands, which have market strengths separate and apart from their own.  Together, we will compete even more effectively against all other rental companies, including the other multi-brand rental companies, and serve every segment of the U.S. market.  All of this said, post closing, all of these types of decisions would rest with Hertz.

Is it certain that the transaction will be completed? How long might it take?
•Certain things have to happen before there can be a transaction.  If both items below are not completed successfully, there cannot be a transaction:
1. Our shareholders must approve the proposed transaction.
2.Regulatory authorities must approve the proposed transaction.  Given the nature of our industry, this could take from 6 months to a year.  Hertz is targeting to have it approved during the second half of 2010.
•There is no assurance that this transaction can be completed as the required approvals may not be obtained.  In addition, the process allows for other offers.

What happens between now and the closing of a transaction?
•We don’t expect anything to change during this period of uncertainty in the way we operate.
We will be working with Hertz to develop a long term integration plan that would be implemented if the proposed transaction is approved by all parties.  Your leadership team is in place and it will be business as normal.  You should expect during this period of uncertainty that we will continue to compete aggressively in the marketplace against all of the players in the industry.  As previously communicated, raises and promotions are expected in the fourth quarter and you should know we are performing way ahead of our financial goals for 2010.  We will continue to make investments in the business and stay focused on our customers.

What should we do as employees?
•Stay focused on our objectives and keep performing.
•Understand that this will be a difficult period.  Although we cannot currently answer all of your questions about what will happen in the future or how this might impact you. The best course of action is for all of us to continue to do our jobs.

What can we expect in terms of communication going forward?	•We will keep you informed as the situation develops.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Hertz will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Dollar Thrifty that also constitutes a prospectus of Hertz.  Hertz and Dollar Thrifty also plan to file other documents with the SEC regarding the proposed transaction.  A definitive proxy statement/prospectus will be mailed to stockholders of Dollar Thrifty.

INVESTORS AND STOCKHOLDERS OF DOLLAR THRIFTY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and Dollar Thrifty, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Hertz will be available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100.  Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.

Hertz, Dollar Thrifty, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in connection with the proposed transaction.  Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010.  Information about the directors and executive officers of Dollar Thrifty will be set forth in its proxy statement for its 2010 annual meeting of stockholders, which will be filed pursuant to Regulation 14A promulgated by the SEC not later than April 27, 2010.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.